UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: May 31, 2022

Tropical Racing, Inc.
(Exact name of issuer as specified in its charter)

Florida

State or other jurisdiction of incorporation or organization

82-1034364

(I.R.S. Employer Identification No.)

1740 Grassy Springs Road, Versailles, Kentucky 40383

(Full mailing address of principal executive offices)

(561) 513-8767

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one Class A Share and one Class A Common Share purchase warrant.

Item 7. Resignation of Interim Chief Financial Officer

On May 31, 2022, Sunny Sharma resigned from his position as Interim Chief Financial Officer of Tropical Racing, Inc. (the “Company” or “Tropical Racing”).

Item 9. Appointment of Interim Chief Financial Officer

Effective June 1, 2022, the Company’s board of directors (the “Board”) appointed J. Todd Renner as the successor Interim Chief Financial Officer of the Company. His biographical information is set forth below.

Mr. Renner brings to the Company 10 years of executive experience in financial, operations, and tax compliance in a variety of industries. Mr. Renner is accomplished in strategic and financial planning, operations managements, all types of tax compliance, tax policy development and coordination, organizational efficiency, employee benefits administration, and profit maximization. From 2011 until the present, Mr. Renner has served as Principal at Woodford Financial, PLLC, a firm specializing in professional services including accounting, tax, and financial management services for small and medium-sized entities and non-profits. From 2017 to 2019, Mr. Renner served as the Executive Director, Office of Tax Policy & Regulation, for the Kentucky Department of Revenue, where he managed a staff of up to 135 professionals, reviewed and updated regulations and other guidance to implement new tax laws. He also coordinated outreach to the preparer community regarding tax issues, revised taxpayer correspondence to increase comprehensions, and coordinated the Department of Revenue interactions with the Kentucky General Assembly.

From 2008 to 2019, Mr. Renner served as the Controller of Emeramed Limited, a Dublin, Ireland based pharmaceutical company developing a patented lipid-soluble antioxidant chelator domestically and internationally. From 2007 to 2008, Mr. Renner served as a Tax Manager for Dean Dorton Ford, PSC, a CPA firm in Kentucky. From 2005 to 2007, Mr. Renner served as the Chief Financial Officer of Castleton Lyons, Inc., a thoroughbred horse farm owned by the late Dr. Tony Ryan of RyanAir in Europe. From 1996 to 2005, Mr. Renner was the Vice President (Finance) of Gardiner Outdoor Products Corporations, a major John Deere consumer products dealer. From 1993 to 2004, Mr. Renner was an adjunct instructor of accounting at the College of Southern Maryland. From 1993 to 1996, Mr. Renner was a Tax Manager for Watkins & Associates, PA, a high-quality local CPA firm that served all types of private companies, non-profit entities, and local governments. From 1991 to 1993, Mr. Renner was a Staff Accountant for Theodore H. Barrett & Company, a local CPA firm. Mr. Renner obtained his Bachelor of Science in Accounting from the University of Maryland, and is a Certified Public Accountant in Kentucky and Maryland. He also is a Chartered Global Management Accountant.

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SIGNATURES

Pursuant to the requirements of Regulation A, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TROPICAL RACING, INC.

By:	/s/ Troy Levy
Name:	Troy Levy
Title:	President

Date: June 6, 2022

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